Exhibit 2(a)

AGREEMENT FOR SALE OF BUSINESS

BETWEEN THE UNDERSIGNED

The American corporation F.P.C. France Limited with a capital of $1,000 of which the business office is at 520 N.E. 122nd Avenue, Portland, Oregon 97230, represented by Dan Spalding, acting as vice president,

Hereafter “Seller”,

on one hand,

The corporation F.P.C. France, simplified share society in organization, with a capital of 38,200 Euros, and a business offices at 14 Avenue de la Grand Borne - 77990 Le Mensil Amelot, registration [to be?] on the business and commercial registry of Meaux en court, represented by Eric Goethals, acting as president, and by Philip Blouin, acting as founding shareholder,

Hereafter “Buyer”

on the other hand, THE FOLLOWING HAS BEEN AGREED UPON:

Article 1. - Sale

By this agreement, seller sells to the buyer, and buyer accepts from seller, the below designated business. In so doing, seller provides all common and legal guarantees to the buyer.

Article 2. - Designation of the Business

A business of locating photocopiers in places belonging to third parties, known as “F.P.C. France Ltd.” for which the seller is registered with the registry of commerce and corporations of Meaux as number 394 671 531, including:

1)	the sign, the business name, the client list, and inventory attached thereto;
2)	the remaining term of the leases listed below;
3)	the following marks:
— FPC, registered as INPI on November 28, 1996 as number 96652907, for classes 9, 16, 35 and 37;
—FPC registered at INPI on May 2, 1997 under number 97676250, for classes 9, 16, 35 and 37;
4)

Inventory and equipment for the business listed on an attached schedule at the end of this agreement (list of copiers in place - Annex 1, list of copiers in storage - Annex 2, list of vehicles - Annex 3).

5)	The exact state of the inventory (merchandise) on this date in the business will be described in the form of which an example is attached as Exhibit 4.

Buyer declares that it is familiar with the state of the business, and has previously seen and visited the business prior to signing this agreement.

Article 3. - Date of Transfer of Possession - Taking Effect

Buyer will have possession of the business starting on October 1, 2001 and will have the benefits of the business as of that date.

Article 4. - Conditions’ of Sale

This sale is made subject to the ordinary and legal conditions, and also under the following conditions, each of which the parties agree to put into effect:

4.1                               Regarding the Seller

Bringing the buyer up to date: The seller will collaborate with the buyers for 90 days after the buyer takes possession to introduce the buyer to clients, suppliers, and to make the buyer familiar with accounts.

Non-competition provision: The seller waives the right to create, operate, and finance any business of the nature of that being sold, and further waives the right to take part directly or indirectly, in any fashion, in any similar business within metropolitan France, for a period of five years from today. [If the seller competes as previously described] the seller will be liable for damages and interest to the buyer, and this is without prejudice to the buyer’s legal right to make the seller stop competing. Seller transfers to buyer the benefit of all non-competition clauses given by the previous owner of the business now being sold.

Tax obligations: Seller will satisfy the obligations of Article 201 of the general tax code in the matter of taxation of commercial profits and will so warrant to buyer (so prove to buyer?) during the period given by this agreement, and [will hold the buyer harmless from] any tax payment that may result from that.

Miscellaneous obligations:

Seller will:

•                                          pay the cost of collecting and allocating the price of this sale[?];

•                                          satisfy all contracts for furnishing goods and services to the business which the buyer does not wish to assume;

•                                          pay all costs of whatever sort that apply to the period before the buyer takes possession, including fees, taxes, contributions, direct charges, indirect charges, personnel expense, payroll taxes of all nature relating to the business;

•                                          sign all amendments for transfers of contracts and policies, including particularly cooperating and transferring telephone rights (telephone numbers?) and telephone subscriptions to the buyer;

transfer deposits and guaranties from clients to the buyer.

4.2 Concerning the Buyer

The buyer will:

•                                          take the business being sold with all elements attached thereto in their current condition, without being entitled to any indemnity or reduction in price for whatever cause, to the extent that the seller’s representations and warranties are exact;

•                                          operate the business in accordance with all municipal and police regulations relating to the business, so that the seller will not be questioned or disturbed;

•                                        continue in force all insurance contracts taken out by the seller and pay the premiums punctually and reimburse the seller for the seller’s prorated share of advance payment, again so that the seller will never be questioned or disturbed;

•                                          assume, in conformance with the work code, all obligations towards employees and other participants in the business;

•                                          reimburse the seller, no later than the date of possession, for the prorated portion paid in advance;

•                                          executed (take over) from the same day all of the seller’s contracts for public services, including in particular those for water service, gas service, electricity, and telephone, and pay all premiums and charges therefore;

•                                          from the date of possession, and in place of the seller, pay all fees, charges and business licenses in the places where the business is conducted, make all payments and keep all conditions of leases as if made with the buyer personally, and restore leased premises to the owners at the end of the lease.

Article 5. - Price

This sale is made for a principal price of 500,000 francs to be applied as follows:

•                                          100,000 francs for intangibles

•                                          furniture, fixtures and equipment described below and estimated on an exhibit, for

                                                400,000 francs

The parties affirm under the penalties of Article 8 of the law of April 18, 1918 (CGI, Article 1837) that this agreement states the total purchase price. The parties have been informed of the penalties that they may be subject to if this declaration is not correct and affirmed that this contract has not been modified by any side letter containing an increase in the price.

This price is payable on this day under the condition of escrow stated below, and the seller agrees that this is good and valuable consideration without reserve for cashing the check submitted for payment.

Article 6. - Conditions of Escrow

So that the above sum may be paid in the manner above stated, the buyer will pay it with the agreement of the seller to Carpa office (latter?) of the Essone escrow-, House of the Lawyer, 11-13 rue des Mazieres - 9100 Evry, and by this agreement [Carpa borrow] with knowledge of the terms accepts this escrow.

This escrow will be tolled to allocate the purchase price to those having a right to it.

In any case and for whatever reason, the price will be paid to the seller only in accordance with laws in force, only after allowing the check to clear and on proof by the seller:

•                                          of the termination of contracts(?) which would be chargeable against the business;

•                                          the removal of restrictions which will have been in force removal of restrictions on transfer &the business?];

•                                          payment of all direct or indirect charges that may be incurred by the seller by reason of this sale;

•                                          adjustment (payment) of all general debts and all sums that may be due to Urssaf, Assedic and any organization charged with collection, taxes and sums in lieu &tax.

The object is that the buyer will never be charged or pursued by creditors of the seller and will have no trouble in operating the business [meaning trouble from creditors of the seller]. All necessary power is given to it [the escrow?] to carry this out.

In case of disagreement, the escrow may deposit with the bank of deposits and consignments [an agency?] of the escrowed sum.

The escrow is from this point authorized to remit to the seller, without knowledge or permission of the buyer, the whole sum deposited with the escrow, if there is no opposition or charge, whatever sum remains available after paying expenses and discovered creditors. The fees of the escrow will be paid by the seller.

The parties agree that, contrary to Article 1936 of the Civil Code, the escrow will not have to pay them any interest or other profit on the escrowed sum.

Article 7. - Declarations

7.1                                 Seller and buyer declare together:

•                                          that they are not bankrupt or subject to judicial liquidation;

•                                          that they are not under trusteeship or guardianship of a court.

7.2                                 Declarations of seller:

With reference to the law of June 29, 1935, seller declares the following:

Origin of Possession

The business belongs to the seller because the seller created it.

Leases

Seller declares that the places (following business premises) are leased:

(i)                                     14 rue de la Grande Borne - 77990 Le Mesnil Amelot:

by the corporation Fleurantine de Participation S.A., by the terms of a private contract made in Boulogne and not dated.

The lease was agreed to for a period of 9 years beginning on May .I, 2000 to end on April 30, 2009 with an annual rent of 196,000 francs, taxes excluded.

Said lease includes the following property:

Le Guivery Stregic Parc 14, rue de la Grande Borne - 77990 Le Mesnil Amelot

On the floor:

119 usable square meters, more or less, for warehousing, corresponding to Lot No. 2 of the above description.

55 usable square meters, more or less, for office use corresponding to an entry hall and bathroom facilities(?).

The total of 443 square meter, more or less, forms Lot No. 2 of this tract, corresponding to 10,322 divided by 100,000 of the common area.

Parking:

6 outside parking spaces corresponding to Lots Nos. 9 and 10, 64 and 65, 67 and 68 (for each lot, 44/100,000 of the common area).

The reimbursements described in Article 606 of the Civil Code are at the expense of the landlord and the ground tax is at the expense of the tenant.

This lease authorizes the tenant to do business of renting and locating photocopiers, ATM machines, and other office products (faxes and printers) in locations belonging to third parties, warehousing of machines, ink and paper.

All changes and modifications of the space have received the written approval of the landlord upon the seller’s formal request.

No rent or other charges are in arrears.

No sublease or right of occupation has been consented to in violation of the clauses of the lease. The landlord has not delivered any notice of late rent, no notice to quit, and no eviction notice. No violation of the lease has been committed, whether by the holder to its predecessors, which would allow the landlord to refuse to renew the lease without paying compensation for eviction. The seller will account to the buyer upon demand for any sum demanded by the landlord, the administration, or anyone else, after the buyer takes possession but attributable to the period before signing of this agreement.

Under the terms of Article 8.2 of the lease, the tenant may not transfer his leasehold without the express written consent of the landlord, unless the transfer is carried out for the benefit of the tenant’s successor in business.

In this case, the lease directs that the transfer be done by authenticated act with a copy transferred to the landlord without expense.

By letter of September 25, 2001, the landlord has expressly consented to this transfer of the lease under the framework of this contract.

As a result, the resulting transfer of the lease will be communicated to the building owner by a huissier (a sort of bailiff or process server) at the expense of the buyer together with an original copy of this agreement.

Also, the seller will remain a guarantor of the lease together with the buyer, as long as the lease lasts, of the payment of charges and carrying out of the conditions of the lease.

(ii)                                  Atelier 7 Centre Enterprises — 1st Avenue - 59118 Wambrechies:

By occupancy agreement agreed by the river port of the Chamber of Commerce and Industry of Lille - Roubaix - Tourcoing, under the terms of private

The agreement was made for a period of eight months, starting on May 1, 1997, and ending on December 31, 1997. It renews from year to year unless one party tells the other that it intends for the lease to end, by three months advance notice sent by registered letter, return receipt requested, before the expiration of the period of eight months or during each period afterward.

The annual rent is fixed at

•	200.16 francs without taxes per square meter for warehouse area;

•	412.44 francs [per square meter?] for office space within the warehouse.

This agreement is for the following premises: a workshop at No. 7 with a total surface area of 196 developed square meters, at the Port of Wambrechies, Business Center, divided as follows:

•	workshop:	167 square meters
•	office within the workshop	29 square meters

The fees described in article 606 of the Civil Code are paid by the tenant and the ground tax is paid by the tenant.

This agreement authorizes the tenant to engage in the sale and servicing of photocopiers.

All modifications to the premises have received the written approval of the landlord and have been formally requested by the tenant.

No fees or other charges are in arrears.

No subtenancy right of occupation has been agreed to in violation of the conditions of the lease.

No statement of past due charges, violation of conditions, and no notice to quit has been delivered by the landlord.

No violation of the clauses of the lease has been committed, whether by the possessor [seller] of by its predecessors. The Seller expressly promises to reimburse the buyer upon demand for any sum claimed by the landlord, the administration, or any other person, after the buyer takes possession but attributable to the period before this agreement is signed.

In accordance with article 15 of the lease, the tenant may not transfer its right of possession.

However, by amendment No. 2 made out at Lille on September 24, 2001, the landlord has expressly consented to this transfer and has accepted FPC as a new tenant on the premises.

(iii)                               Premises at 625 rue Georges Claude - 13852 Aix En Provence Cedex3

A lease with SCI La Pontonnniere under the terms of a private contract dated June 8, 2000 at Aix en Provence, the lease has been agreed to for a period of 23 months, beginning July 1, 2000 and ending on May 30 2002, with an annual rent of 66,000 francs without taxes.

The lease is for the following premises on the ground floor of an industrial building, 256 square meters more or less, identified as lots 3, at 625 rue George Claude, with 2 parking places, Nos. 5 and 6.

The fees described in article 606 of the Civil Code are paid by the Landlord and the ground taxes are paid by the Tenant.

This lease authorizes the Tenant to engage in the business of placing office machines and information supplies.

All modifications to the premises have received the written approval of the Landlord, under the Tenant’s formal request,

No fees or other charges are in arrears.

No subtenancy right of occupation has been agreed to in violation of the conditions of the lease.

No statement of past due charges, violation of conditions, and no notice to quit has been delivered by the landlord.

The Seller expressly promises to reimburse the buyer upon demand for any sum claimed by the landlord, the administration, or any other person, after the buyer takes possession but attributable to the period before this agreement is signed.

Under the terms of article 4.3 of the lease, the Tenant may not transfer its leasehold without the prior written consent of the Landlord, unless the transfer is to a successor in interest in the business.

In this case, the lease requires that the Landlord be informed of the transfer under the terms of article 1690 of the Civil Code.

As a result, the transfer of the leasehold resulting from this agreement will be brought to the owner’s attention by a huissier at the expense of the Buyer by the delivery of an original registered copy.

Also, the Buyer will be a guarantor together with the Seller, during the duration of the lease, of the payment of rents and other charges and the fulfillment of the conditions of lease.

On the registrations:

Seller declares that the business is not burdened by any registration of privilege.

In case any such come to light, the Seller will take care of them and remove them before December 31,2001.

In consequence, the Buyer may freely dispose of all belongings of the business without being subject to any right of old creditors.

On the state of affairs and the commercial profits:

The Seller declares that that the gross sales realized in the previous three years are:

•                                          in 2000 : 14,553,462 francs;

•                                          in 1999 : 14,992,004 francs;

•                                          in 1998 : 7,416,226 francs.

The Seller declares that the profits realized in the three previous years are:

•                                          in 2000 : a loss of 7,511,606 francs;

•                                          in 1999 : a loss of 4,437,722 francs;

•                                          in 1998 : a loss of 3,163,708 francs.

Buyer has seen the account books for the three previous fiscal years and acknowledges being in possession of a copy of the inventory of the books signed by the parties.

Seller will make available to Buyer the account books of Seller for three years after this agreement takes effect.

The statement of sales and profits from the beginning of this fiscal year and the date of signing of the agreement will be communicated to the Buyer within eight days after the signature.

The account books are held by the Accounting and Management Office - 8 rue Bellini - 75782 Paris.

On the situation of the business

Seller declares that nothing in the situation of the business of in its own legal status will prevent the free transmission of this business and insure actual possession to the Buyer.

The current acts of the business have been carried out for more than three years and confirm to the lease.

There is no administrative, judicial or other prohibition which would wholly or partially prevent the business from continuing, nor prevent the sale.

The Buyer is obligated to restore to the owner all rented or borrowed items.

No contract with a supplier for the sale of merchandise, nor does any written contract exist with the employees.

No litigation exists except for litigation concerning Michel Bouadma, Eric Gouasch, Alain Pertaud, of which the Buyer declares it knows.

Seller will indemnify the Buyer for any eventual damages that may result from those cases.

Also, Seller engages to notify the Buyer immediately if any similar event before the date of signing of the defendant of agreement and to make the Seller’s own business [implicitly paying the costs].

The Seller has not promised to sell the business to anyone else [nor given an option to buy the business to anyone else].

Seller declares that the fixtures are in good working order, particularly the water, gas, heating, telephone and electricity services. They were properly installed and satisfy all codes of health and safety in force.

With reference to the trademarks sold with the business, Seller declares that:

•                                          Seller has paid all taxes, registration fees and renewals to allow the use of the trademarks by the Seller in France;

•                                          The trademarks are not the subject of any other sale, license, whether exclusive or nonexclusive, or other agreement and will not be sold, transferred or licensed until the final contract is signed;

•                                          The trademarks have been used since their registration without interruption and will continue to be used until the final contract is signed;

•                                          The marks are not the object and will not be the object until the final agreement is signed of any provision [?];

•                                          The Buyer will be able to register the marks with the national Registry of Trademarks.

In summary nothing prevents this projected sale, and if it is realized, the Buyer will have the quiet enjoyment of the business and its appurtenances.

7.3. Declarations of the Buyer

The Buyer has examined the account books of the business.

The Buyer declares that it is not in violation of any legal provisions relating to the exercise of a commercial profession and is not under any incapacity that would prevent it from making this agreement.

Buyer also declares to be aware with the condition of this business and to have examined them before signing this agreement.

Buyer declares in summary that all the useful information has been given to it concerning zoning restrictions burdening the building in which the business is carried out, resulting from various documents and information brought to the information of the Buyer.

Article 8. - Expenses

All the expenses of this agreement, those that follow as well as the expenses of all nature, will be at the expense of the Buyer, who assumes them and agrees to pay them, with the exception of the fees for writing this contract and the fees of publicity (?) publication (?) and registration with the Commerce Registry, which will be paid by the Buyer.

Article 9. — Domicile

By signing this agreement, the parties elect to the domicile (jurisdiction?) in their respective locations indicated below.

But domicile is elected where the escrow is for the reception of any opposition (challenges or claims) that may result.

Article 10. - Publication—Formalities

In conformance with Article 3 of the law of March 17, 1909, the sale will be published in the 15 days after the date this is signed, by the Buyer, in a legal journal of the department (province) where the business is carried out.

Under the said Article 3, and decree No. 67-238 of March 23, 1967, the Buyer will request in the three days of the insertion in the legal journal, that a competent clerk published the notice about the present sale in the official bulletin of civil and commercial announcements.

In conformance with Article 201 of the general tax code, the Seller will file with the fiscal administration the necessary information to establish the tax on the-business profits and will do this within the 60 days after publication of the sale in the Legal journal.

Article 11. - Registration

This contract will be submitted to the formality of registration in the month of signature, at the expense of Buyer.

Article 12. - Language of the Contract

It is expressly agreed between the parties that in case of a translation of the present contract, only the French version will be proof of the contract.

Article 13. - Competent Jurisdiction

All disputes relating to the validity, making, execution, interpretation, of this contract or of what may follow will be submitted to the exclusive jurisdiction of a competent court of the Court of Appeal in Paris.

Made at Le Mensil Amelot
September 27, 2001
In eight (8) original copies

The Seller	The Buyer

Dan Spalding	Eric Goethals

Philip Blouin